FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange
                  Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of the
                           Investment Company Act of 1940

            1.  Name and Address of Reporting Person
                    AM Investments, Ltd.
             (Last)                      (First)              (Middle)

                Elthorne Gate, 64 High Street
                          (Street)

                Pinner                   Middlesex                HA5 5QA
                (City)                  (State)                    (Zip)

            2.  Issuer Name and Ticker or Trading Symbol

                    CAMELOT CORPORATION  CAML

            3.  IRS or Social Security
                 Number of Reporting
                 Person (Voluntary)

            4.  Statement for
                 Month/Year

                 6/99

            5.  If Amendment,
                 Date of Original
                 (Month/Year)

            6. Relationship of Reporting Person to Issuer (Check all applicable)

                 __x___Director      _____10% Owner
                 _____Officer (give  _____Other (specify
                               title              below)
                               below)

             Table 1 - New-Derivative Securities Acquired, Disposed of,
                                or Beneficially Owned

            1.  Title of Security  (Instr. 3)

                 Common Stock

            2.  Transaction  Date (Month/Day/ Year)

            3.  Transaction  Code  (Instr. 8)


            4.  Securities Acquired (A)  or Disposed of (D)(Instr. 3,4 and 5)

            5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

                 1,345,295(I)

             6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)

                 1,345,295(I)

            7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                            See note


             Table II - Derivative Securities Acquired, Disposed of, or
                                 Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible
                                     securities)


            1.  Title of Derivative Security  (Instr. 3)


            2.  Conversion or Exercise Price of Derivative Security


            3.  Transaction Date (Month/ Day/ Year)


            4.  Transaction Code  (Instr. 8)


            5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


            6.  Date Exercisable and Expiration Date (Month/Day/Year)


            7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
                       Title                               Amount or
            Number of Shares
             Common Shares      0


            8.  Price  of Derivative Security (Instr.5).


            9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

                                                 0

            10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


            11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

                         See note.


            Explanation of Responses: The reporting person surrendered to Treasury 57,633 common shares of the Issuer. The reporting person could be deemed to be part of a group though there is no agreement to act as such. A Director of the reporting person, Daniel Wettreich, is a Director of Forsam Venture Funding,Inc. ("Forsam") which owns
            1,345,295 of Series J Preferred Stock of the Issuer. Forsam is owned by Mr. Wettreich's wife and children. Mr. Wettreich disclaims any beneficial ownership in any shares.


            By: /s/ AM Investments, Ltd.
            AM Investments, Ltd.